UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934
Solta Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

83438K103
(CUSIP Number)

January 8, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83438K103	13G	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS
Longitude Capital Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
3,123,681[1]
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
3,123,681[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%[2]
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00

1 Includes 3,062,307 shares of common stock owned of record by Longitude Venture Partners, L.P. (“LVP”), and 61,374 shares of common stock owned of record by Longitude Capital Associates, L.P. (“LCA”).  Does not include 1,213,305 shares of common stock underlying warrants owned of record by LVP and 24,319 shares of common stock underlying warrants owned of record by LCA.  The warrants are not exercisable until July 8, 2010.

2 Based on 56,619,644 calculated as follows: According to representations made by the issuer in that certain securities purchase agreement filed by the issuer as an exhibit to its Current Report on Form 8-K filed on January 8, 2010, 48,089,940 shares of common stock were outstanding immediately prior to the closing of the private placement described therein.  In addition, the issuer issued 8,529,704 shares of common stock in the private placement announced in the Current Report on Form 8-K.

CUSIP No. 83438K103	13G	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS
Longitude Venture Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
3,123,681[1]
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
3,123,681[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%[2]
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Includes 3,062,307 shares of common stock owned of record by LVP and 61,374 shares of common stock owned of record by LCA.  Does not include 1,213,305 shares of common stock underlying warrants owned of record by LVP and 24,319 shares of common stock underlying warrants owned of record by LCA.  The warrants are not exercisable until July 8, 2010.

2 Based on 56,619,644 calculated as follows: According to representations made by the issuer in that certain securities purchase agreement filed by the issuer as an exhibit to its Current Report on Form 8-K filed on January 8, 2010, 48,089,940 shares of common stock were outstanding immediately prior to the closing of the private placement described therein.  In addition, the issuer issued 8,529,704 shares of common stock in the private placement announced in the Current Report on Form 8-K.

CUSIP No. 83438K103	13G	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS
Longitude Capital Associates, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
3,123,681[1]
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
3,123,681[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%[2]
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Includes 3,062,307 shares of common stock owned of record by LVP and 61,374 shares of common stock owned of record by LCA.  Does not include 1,213,305 shares of common stock underlying warrants owned of record by LVP and 24,319 shares of common stock underlying warrants owned of record by LCA.  The warrants are not exercisable until July 8, 2010.

2 Based on 56,619,644 calculated as follows: According to representations made by the issuer in that certain securities purchase agreement filed by the issuer as an exhibit to its Current Report on Form 8-K filed on January 8, 2010, 48,089,940 shares of common stock were outstanding immediately prior to the closing of the private placement described therein.  In addition, the issuer issued 8,529,704 shares of common stock in the private placement announced in the Current Report on Form 8-K.

CUSIP No. 83438K103	13G	Page 5 of 10 Pages

1		NAMES OF REPORTING PERSONS
Patrick G. Enright
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
3,123,681[1]
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
3,123,681[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%[2]
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 3,062,307 shares of common stock owned of record by LVP and 61,374 shares of common stock owned of record by LCA.  Does not include 1,213,305 shares of common stock underlying warrants owned of record by LVP and 24,319 shares of common stock underlying warrants owned of record by LCA.  The warrants are not exercisable until July 8, 2010.

2 Based on 56,619,644 calculated as follows: According to representations made by the issuer in that certain securities purchase agreement filed by the issuer as an exhibit to its Current Report on Form 8-K filed on January 8, 2010, 48,089,940 shares of common stock were outstanding immediately prior to the closing of the private placement described therein.  In addition, the issuer issued 8,529,704 shares of common stock in the private placement announced in the Current Report on Form 8-K.

CUSIP No. 83438K103	13G	Page 6 of 10 Pages

1		NAMES OF REPORTING PERSONS
Juliet Tammenoms Bakker
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
3,123,681[1]
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
3,123,681[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%[2]
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 3,062,307 shares of common stock owned of record by LVP and 61,374 shares of common stock owned of record by LCA.  Does not include 1,213,305 shares of common stock underlying warrants owned of record by LVP and 24,319 shares of common stock underlying warrants owned of record by LCA.  The warrants are not exercisable until July 8, 2010.

2 Based on 56,619,644 calculated as follows: According to representations made by the issuer in that certain securities purchase agreement filed by the issuer as an exhibit to its Current Report on Form 8-K filed on January 8, 2010, 48,089,940 shares of common stock were outstanding immediately prior to the closing of the private placement described therein.  In addition, the issuer issued 8,529,704 shares of common stock in the private placement announced in the Current Report on Form 8-K.

Item 1(a)	Name of Issuer:

Solta Medical, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

25881 Industrial Boulevard, Hayward, CA 94545

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): Longitude Capital Partners, LLC (“Longitude Capital”); Longitude Venture Partners, L.P. (“LVP”); Longitude Capital Associates, L.P. (“LCA”); Patrick G. Enright; and Juliet Tammenoms Bakker (each, a “Reporting Person” and collectively, the “Reporting Persons”).  Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned of record by such Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 19, 2010, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 800 El Camino Real, Ste 220, Menlo Park, CA  94025.

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP No.:

83438K103

Item 3	If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

(a)           According to the representations made by the Issuer in that certain Securities Purchase Agreement dated January 7, 2010 (the “Purchase Agreement”), by and among the Company and the purchasers listed therein, immediately prior to the closing of the transaction described in the Purchase Agreement there were 48,089,940 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), outstanding.  After giving effect to the sale of securities set forth in the Purchase Agreement, (i) LVP is the record holder of 3,062,307 shares of Common Stock  representing approximately 5.4% of the issued and outstanding shares of Common Stock after giving effect to the issuance of 8,529,704 shares of Common Stock in the private placement contemplated by the Purchase Agreement and (ii) LCA is the record holder of 61,374 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock.  The foregoing calculations do not include 1,213,305 shares of Common Stock underlying warrants owned of record by LVP and 24,319 shares of Common Stock underlying warrants owned of record by LCA.  The warrants are not exercisable until July 8, 2010.  Longitude Capital, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them.  The Reporting Individuals are each managing members of Longitude Capital, and share the decision making power of Longitude Capital.

(b)           As of the date hereof, LVP, LCA and Longitude Capital have shared power to vote and dispose of 3,123,681 shares of Common Stock (which does not include any shares of Common Stock underlying warrants).  Patrick G. Enright and Juliet Tammenoms Bakker, managing members of Longitude Capital, may be deemed to have shared voting and dispositive power with respect to such shares.  Notwithstanding the foregoing, each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned of record by such Reporting Person.

(c)           Number of shares as to which such person has

(a)	Amount beneficially owned:
3,123,681[1]

(b)	Percent of class:
5.5%[2]

1 Includes 3,062,307 shares of common stock owned of record by LVP and 61,374 shares of common stock owned of record by LCA.  Does not include 1,213,305 shares of common stock underlying warrants owned of record by LVP and 24,319 shares of common stock underlying warrants owned of record by LCA.  The warrants are not exercisable until July 8, 2010.

2 Based on 56,619,644 calculated as follows: According to representations made by the issuer in that certain securities purchase agreement filed by the issuer as an exhibit to its Current Report on Form 8-K filed on January 8, 2010, 48,089,940 shares of common stock were outstanding immediately prior to the closing of the private placement described therein.  In addition, the issuer issued 8,529,704 shares of common stock in the private placement announced in the Current Report on Form 8-K.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	3,123,681[1]

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	3,123,681[1]

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 19, 2010

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member